

December 6, 2012

Eric K. Yeaman
Chief Executive Officer
Hawaiian Telcom Holdco, Inc.
1177 Bishop Street
Honolulu, Hawaii 96813

      RE: Hawaiian Telcom Holdco, Inc.
            Form 10-K for the year ended December 31, 2011
            Filed March 15, 2012
            Form 10-Q for period ended March 31, 2012
            Filed May 10, 2012
            Form 10-Q for period ended June 30, 2012
            Filed August 9, 2012
            Form 10-Q for period ended September 30, 2012
            Filed November 8, 2012
            File No. 001-34686

Dear Mr. Yeaman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Certifications filed as Exhibits 31.1 and 31.2

1. We note that your certifications required by Exchange Act Rule 13a-14(a) filed as Exhibits 31 to your annual report on Form 10-K for fiscal year ended December 31, 2011 and in your periodic reports on Form 10-Q for periods ended March 31, June 30 and September 30, 2012, omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. However, since you are required to comply with Items 308(a) and 308(b) of Regulation S-K, you are required to include the

exact language of the certifications, as set forth in Item 601(b)(31) of Regulation S-K. Therefore, for the following filings, please file abbreviated amendments that consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications required by Exchange Act Rule 13a-14(a):

- Form 10-K for fiscal year ended December 31, 2011;
- Form 10-Q for period ended March 31, 2012;
- Form 10-Q for period ended June 30, 2012; and,
- Form 10-Q for period ended September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       Brett Cooper, Esq.